Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview and outlook

We are an emerging high-technology company which provides a wide range of services to its corporate and individual members, including marketing data, technology and solutions for insurance companies and emergency rescue services in China. Our mission is to make it easier, safer and more efficient for our clients to obtain and process the data of their target customers.

We primarily address the large unmet demand for marketing-related data for clients such as insurance companies, financial institutions, medical institutions, healthcare providers and other service providers in the emergency rescue services industry by creating a SOS cloud emergency rescue service software as a service (SaaS) platform.

Furthermore, we have also established a data warehouse with 120 million active customer records as of the date of this report. Our data collection covers a wide variety of sources and are mainly from offline third party purchases, online subscription, AI recognition and cold calls, which account for approximately 75%, 18% and 7% of our data inventory, respectively.

Our Products and Services

The Company is currently focused on four product lines, including insurance marketing, 10086 hot-line, bank card call center and SaaS services. Currently insurance marketing represents 96.2% of the Company’s total revenue, of which approximately 30% consists of rescue service as a value-added service, with 10086 hot-line, bankcard call center and SaaS individually accounting for 3.3%, 0.3% and 0.2% of the Company’s total revenue, respectively.

Insurance marketing

We purchase data from our suppliers, including Shandong Shubao  IT Ltd., Jiangxi Chacha IT Ltd. and Liaoning Tianzheng Ltd. With a stable supply of data, we use data mining and analytics technologies to find patterns and valuable information on market opportunities within the large amounts of data we collect, which helps us to provide our clients with data point recommendations.

Our strong data mining capabilities lay a solid foundation for the solutions to our clients, which we believe differentiate us from many other competitors in the same market. We have an experienced team of data experts in this field and we have a well-established data infrastructure system, ranging from mining, to warehousing, processing and distribution.

We currently only possess an insurance agent license for operations within Inner Mongolia, China. As such, as of the date of this report, our revenues are mainly generated through various agents of the other insurance companies. We primarily work with two agents, Beijing Sense Time  Information Technology Co., Ltd. (“BSIT”), which generates the majority of our insurance marketing revenues, as well as Beijing Ruijing Hangbao  Insurance Agency Ltd

Insurance companies such as People's Insurance Company (Group) of China, Ltd. (“PICC”), or Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) will request shortlists from these insurance agents. The insurance agents will then subcontract the task to various vendors such as SOS, and SOS will collect raw data from third parties or from its own data warehouse and utilize its data mining and analytics technologies to process the data, creating a shortlist and selling it to the agents. The agents will then provide the list to insurance companies. We charge information service fee from these insurance agents based on the amount of insurance policy orders placed by insurance companies through these agents. Our service model is represented by the following diagram:

10086 Hot-line

SOS is also contracted with China Mobile as its outsourced service center and operates the 10086 hot-line for the Hebei Province, charging China Mobile by customer call-in time.

Bank Card Call Center

SOS also operates a promotional center for Guangdong Bank of Development and charges by the number of successfully registered accounts, major costs are air time of land lines.

SaaS service

The three major SaaS offerings by SOS are as follows:

●	basic cloud system (Medical Rescue Card, Auto Rescue Card, Financial Rescue Card and Life Rescue Card)
●	cooperative cloud system (information rescue center, intelligent big data, intelligent software and hardware)
●	information cloud system (Information Today and E-commerce Today)

SOS provides warehouse access to insurance companies, financial institution and medical institutions etc., and generates revenues through a monthly subscription fee.

Components of our results of operation

Revenue

Revenue is derived from providing services to our customers including insurance marketing, 10086 hotline, a bank card call center service and SaaS service. Key factors that affect our future revenue growth include our introduction to new lines of services, our penetration in new territories and international expansion. We recognize revenue to depict the provision of service to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Revenue is recognized after the service has been rendered or performed.

Operating costs and gross profit

Our major operating costs are purchase costs of data from information suppliers, offline and online collection for insurance marketing, air-time phone bills for our hotline and call center business, and hardware and software operating costs for our SaaS platform.

We calculate our gross profit as revenue less operating costs. Our gross profit has been and, we expect, will continue to be affected by a variety of factors, primarily our product line mix, volume sold, and unit fees that we can charge to the customer.

General and administrative expenses

General and administrative expenses include management and office personnel compensation and bonuses, stock compensation, corporate level information technology related costs, rent, travel, professional service fees, insurance and general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue and support the additional costs associated with being a public company.

Income tax

Our income tax provision consists of an estimate of central and provincial income taxes based on enacted central and provincial tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. We are a qualified high-tech enterprise and as such can enjoy a corporate income tax concession rate of 15% instead of 25%.

Results of operation

Six months ended June 30, 2019 compared to June 30, 2020

Revenue

Revenue was $9.9 million, up 133 times period-on-period. The robust growth of revenue demonstrates the effectiveness and strong execution of the Company’s strategy, mainly rapid market penetration from regional to a national basis. The expansion occurred from the second-half of 2019 onwards from a single Hebei Province to adjacent territories including Henan Province, Shangdong Province, Zhejiang  Province, Beijing and Tianjing, etc.

SOS Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE OF LOSS

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	June 30, 2019	June 30, 2020
	US$	US$
Revenue	74	9,917
Business taxes and surcharges	-	(8)
Net revenue	74	9,909
Operating costs	(19)	(9,830)
Gross profit	55	79

As of June 30, 2020, SOS focuses on four product lines, including insurance marketing, 10086 hotline, bank card call center service and SaaS service. Insurance marketing represents 96.2% of the Company’s total revenue, with the remaining 3.3% from 10086 hotline service, 0.3% from bank card call center service and 0.2% from SaaS service.

Operating Costs and Expenses

Operating costs were $9.8 million, almost 516 times up period-on-period from $0.019 million in the first half of 2019 as revenue growth drives up related costs. Mostly these costs include data acquisition costs for our insurance marketing business and land line telephone expenses.

General and administrative expenses

General and administrative expenses were $2.7 million, up 930% period-on-period from $0.26 million in the first half of 2019. The increase in general and administrative expenses was mainly due to the reverse take-over acquisition-related professional fees of $0.87 million, $0.74 million of increased share-based compensation expenses and $1 million in bad debt provision expenses.

Operating loss

GAAP net loss was $8.8 million, compared to a net loss of $0.20 million in the first half of 2019.  The loss came about from increased expenses associated with the reverse take-over acquisition of XRF by SOS, bad debt provision expenses and share-based compensation expenses.

Loss on acquisition

Note 1 in notes to un-audited condensed consolidated financial statements details the impact of the transaction on May 18, 2020.

Income tax

The company paid US$0.01 million of corporate income tax for the current period.

Non-GAAP adjusted loss before income tax expense was $1.3 million, as compared to $0.2 million in the first half of 2019.  Compared to GAAP results, this loss excludes share-based compensation, loss from acquisition and loss from discontinued operations.

GAAP net loss attributable to ordinary shareholders was $8.8 million, as compared to a net loss of $0.20 million in the prior year period.

GAAP EPS was $(0.17) per share, as compared to $(0.0017) per share in the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2020, the Company had cash and cash equivalents of $0.61 million, compared to $0.013 million in the prior year period.  The improvement in operating cash flow was mainly due to the increase in revenue.  The Company believes that its cash resources are more than adequate to fund operations and growth initiatives.

SOS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	June 30, 2019	June 30, 2020
Cash flows from operating activities:
Net (loss)	(204)	(8,768)
Adjustments:
Depreciation and amortization	-	3
Share-based compensation	-	737
Loss on acquisition	-	5,679
Receivables, prepayments and other assets	(3,379)	(12,393)
Accrued liabilities	3,570	14,678
Tax payable	4	(15)
Net cash used in operating activities from discontinued operation	-	545
Net cash used in operating activities	(10)	466
Cash flows from investing activities:
Purchase of property, equipment and software	(4)	(202)
Investment in equity	-	(591)
Net cash used in investing activities	(4)	(794)
Cash flows from financing activities:	-	-
Proceeds from private equity placement	-	898
Net cash provided by financing activities	-	898
Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	(14)	570
Cash and cash equivalent at beginning of the period	27	41
Cash and cash equivalent at end of the period	13	610

Investment in equity

SOS Limited through its subsidiary, SOS Information Technology Co., Ltd., acquired 100% shares of Inner Mongolia SOS Insurance Agency Co., Ltd. on June 19, 2020 for US$0.6 million.

Financing activities

SOS Limited received proceeds from private equity investment of eight individuals for the amount of U$0.9 million on May 19, 2020.